SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment Number 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

U-VEND, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)
    903431104
 (CUSIP Number)

Evelyn Yanatos
c/o Iridium Capital Partners
110 East 40th Street, Suite 802
New York, NY 10016
                        (212) 686-7481
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                        March 31, 2015
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 903431104	Schedule 13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Automated Retail Leasing Partners, LP, FEIN: 46-3878246
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,926,410(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,926,410(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,410(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Automated Retail Leasing Partners, LP owns a total of 1,293,041 common shares of U-Vend, Inc., par value $0.001 per share, representing approximately 8.6% of the outstanding shares of Common Stock as of the date of this report.  In addition, Automated Retail Leasing Partners, LP owns 1,633,369 of its original 1,883,369 warrants, of which 125,000 were exercised on March 16, 2015, resulting in the issuance of an additional 125,000 shares.  Automated Retail Leasing Partners, LP acquired 195,855 shares on March 31, 2015, 132,676 shares on June 30, 2015 and 132,683 shares on September 30, 2015, all through the conversion of debts owed by U-Vend, Inc.  In addition, between May 22, 2015 and June 25, 2015, Automated Retail Leasing Partners, LP sold a total of 64,718 shares.  Iridium Capital Partners, LLC is the General Partner of Automated Retail Leasing Partners, LP.

CUSIP No. 903431104	Schedule 13D/A	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of U-Vend, Inc., (the "Issuer").  The address of the Issuer's principal executive office is 1507 7th Street, #425, Santa Monica, CA 90401.

Item 2.  Identity and Background.

     (a)     (a) This statement is being filed on behalf of Automated Retail Leasing Partners, LP, a Delaware Limited Partnership (the “Reporting Person”) by Iridium Capital Partners, LLC, its General Partner.

     (b) The address of the Reporting Persons and its General Partner is 110 East 40th Street, Suite 802, New York, NY 10016.

     (c) The principal business of Automated Retail Leasing Partners, LP is that of making investments in vending machine companies and leasing vending machines.  The principal business of Iridium Capital Partners, LLC is participating in investment partnerships.

     (d) During the last five years, the Reporting Person and its General Partner have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person and its General Partner have not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Automated Retail Leasing Partners, LP is organized under the laws of Delaware.  Iridium Capital Partners, LLC is organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported was $297,909.  Automated Retail Leasing Partners, LP acquired the shares of Common Stock owned as of the date hereof as consideration for funding machine purchases for the Issuer.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 903431104	Schedule 13D/A	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Automated Retail Leasing Partners, LP owns a total of 1,293,041 common shares of U-Vend, Inc., par value $0.001 per share, representing approximately 8.6% of the outstanding shares of Common Stock as of the date of this report.  In addition, Automated Retail Leasing Partners, LP owns 1,633,369 of its original 1,883,369 warrants, of which 125,000 were exercised on March 16, 2015, resulting in the issuance of an additional 125,000 shares.  Automated Retail Leasing Partners, LP acquired 195,855 shares on March 31, 2015, 132,676 shares on June 30, 2015 and 132,683 shares on September 30, 2015, all through the conversion of debts owed by U-Vend, Inc.  In addition, between May 22, 2015 and June 25, 2015, Automated Retail Leasing Partners, LP sold a total of 64,718 shares.

     (b) The Reporting Person has sole voting power and dispositive power with respect to the 896,545 shares of Common Stock reported herein.

     (c) None.

     (d) No person (other than the Reporting Person) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2015

Automated Retail Leasing Partners, LP

/s/ Marilyn Kane
Name: Marilyn Kane
Title: Managing Member of Iridium Capital Partners,
LLC, General Partner of Automated Retail Leasing
Partners, LP

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).